Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS ITS 2015 RESOURCE EXPANSION DRILLING AT THE SGX MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – November 16, 2015 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) is pleased to report the results of its on-going exploration program in the first three quarters of 2015 at the SGX mine, Ying Mining District, Henan Province, China.

The 2015 exploration program consists of (1) resource upgrade tunneling and step out drilling on major production vein structures S2, S4, S6, S7, S7-1, S8, S14, S16W, S21, S22 and S29 and (2) definition drilling of their parallel subzones and splay structures and veins that have not been well explored such as S19 and S19E. Results of the current exploration program continues to demonstrate the strike and downdip extension of major mineralized vein structures. The most significant new discovery thus far has been the S19 that is becoming an important production vein utilizing the existing mining facilities in the nearby S16W and S7-1 vein structures.

Highlights of selected intersections of drill holes for the S19 vein:

•

Hole ZK03S7-111 intersected a 3.94 meter (“m”) interval from 66.47m to 70.41m, 2.19m true width, of vein S19 grading 422 grams per tonne (“g/t”) silver (“Ag”), 18.32% lead (“Pb”) and 0.32% zinc (“Zn”) at the 212m elevation, including an 1.5m interval, 0.83m true width, grading 837g/t Ag, 49.64% Pb and 0.76% Zn, a 0.64m interval from 278.01m to 278.65m, 0.4m true width, of vein S7-1 grading 753g/t Ag, 6.87% Pb and 2.58% Zn at the 40m elevation, and an 1.63m interval from 285.56m to 287.19m, 1.08m true width, of vein S7-1E grading 308g/t Ag, 0.69% Pb and 4.06% Zn;

•

Hole ZK3A11 intersected an 1.73m interval from 37.12m to 38.85m, 1.19m true width, of vein S19 grading 596g/t Ag, 2.31% Pb and 0.42% Zn at the 253m elevation, and a 2.04m interval from 182.33m to 184.37m, 1.93m true width, of vein S7-1 grading 1,000g/t Ag, 2.03% Pb and 5.24% Zn at the 199m elevation;

•

Hole ZK9AS1901 intersected a 2.23m interval from 139.16m to 141.39m, 1.46m true width, of vein S19 grading 398g/t Ag, 2.96% Pb and 1.69% Zn at the 387m elevation, including a 0.87m interval, 0.57m true width, grading 996g/t Ag, 5.68% Pb and 2.50% Zn; and

•

Hole ZK07S1902 intersected an 1.49m interval from 152.06m to 153.55m, 0.91m true width, of vein S19E grading 293g/t Ag, 9.42% Pb and 0.43% Zn at the 344m elevation, and a 7.4m interval from 182.02m to 189.42m, 2.71m true width, of vein S19 grading 212g/t Ag, 5.62%

Pb and 0.88% Zn at the 322m elevation, including a 0.9m interval, 0.37m true width, grading 1,178g/t Ag, 19.55% Pb and 4.42% Zn.

Highlights of mineralized zones exposed in drift tunnels for the S19 vein:

•	Drift Tunnel PD700-S19-490-15NYM exposed mineralization of 100m long and 0.97m wide grading 430g/t Ag, 5.55% Pb and 3.95% Zn within vein structure S19 on the 490m level.

A total of 25,623m diamond drilling in 97 holes were completed with 8 underground rigs in the first three quarters of 2015. Most of the holes were designed as stepout and test holes to penetrate multiple vein structures for resource expansion and new resource delineation between the 640m and minus 110m elevations. Drill stations were mainly located in underground workings at the present development and mining levels. Stepout holes were drilled around previously defined resource blocks to further expand the known mineral resources and test drilling was targeted at the strike and downdip extensions of known mineralized vein structures to seek new mineralized zones and parallel vein structures. A total of 1,376 core samples were collected from intersections of altered and mineralized vein structures. As of September 30, the Company received assay results for 92 holes, including 17 holes drilled in late 2014 and 75 holes completed in 2015. 54 of the 92 holes intersected one or multiple mineralized zones and other holes intercepted target structures.

Exploration tunneling comprised drifting, crosscutting and raising between levels 750m and 180m. A total of 10,232m underground tunneling, including 6,960m drift tunneling, was driven along and across major production veins on 14 levels, and 3,408 channel samples were collected. As of September 30, 2015, the on-going exploration tunneling program exposed a total of 2,854m mineralization of 0.74m in average width grading 298g/t Ag, 5.7% Pb and 3.03% Zn. The exposed mineralization constitutes 41% of the completed 6,960m drift tunneling.

Tables 1 and 2 below list the assay results of some selected mineralized intersections in drill holes and mineralized zones exposed in drift tunnels.

Table 1: Selected drilling results from the SGX Mine in the first three quarters of 2015

Hole ID	From (m)	to (m)	Elevation (m)	Sample Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Mineralized Vein	Remarks
ZK5A11	17.56	19.13	260	1.57	1.56	305	3.24	0.31	S19	Infill*
	149.84	152.41	224	2.57	2.43	392	0.27	0.38	S7-1	Stepout**
ZK12AS16W2001	281.59	282.84	348	1.25	0.59	464	9.09	0.31	S16W2	Stepout
ZK08S1802	244.22	245.76	431	1.54	1.1	89	0.17	0.43	New zone, to be named	Testing***
ZK07S1901	172.42	173.06	384	0.64	0.42	11	0.97	2.79	S19	Stepout
ZK08A21	192.44	192.84	134	0.4	0.33	124	0.27	0.38	S14	Stepout
ZK07S1902	152.06	153.55	344	1.49	0.91	293	9.42	0.43	S19E	Test
	182.02	189.42	322	7.4	2.71	212	5.62	0.88	S19	Stepout
Including	183.35	184.25	321	0.9	0.37	1,178	19.55	4.42
ZK10S1401	135.71	137.26	195	1.55	0.81	412	6.41	0.57	S14-2	Stepout
	187.12	187.66	168	0.54	0.43	162	4.34	0.82	S14-1	Test

	207.02	208.1	158	1.08	0.57	135	1.77	0.24	S14	Stepout
ZK0531	26.03	29.27	252	3.24	2.45	145	5.93	1.75	S19	Infill
Including	27.09	27.77	251	0.68	0.52	638	25.37	7.31
ZK9AS1901	139.16	141.39	387	2.23	1.46	398	2.96	1.69	S19	Test
Including	140.52	141.39	386	0.87	0.57	996	5.68	2.50
ZK5A12	30.17	31.37	245	1.2	1.08	39	2.89	0.31	S19	Infill
ZK08A25	85.86	86.34	186	0.48	0.28	171	2.03	0.81	S6E	Test
	273.28	273.7	16	0.42	0.26	135	2.14	0.02	S14-1	Test
ZK9AS1902	250.65	251.8	249	1.15	0.74	161	1.37	15.8	S19W	Test
ZK020801	50.49	51.4	236	0.91	0.66	164	1.49	0.61	S29	Test
	115.47	117.55	200	2.08	1.41	159	17.04	0.18	S2W	Stepout
ZK6014	323.1	324.09	-32	0.99	0.73	14	1.42	2.41	S16W	Test
ZK09S1902	158.22	160.91	330	2.69	1.65	189	11.28	1.18	S19	Stepout
ZK0532	39.12	43.16	234	4.04	2.79	173	2.29	1.81	S19	Infill
ZK0533	56.41	59.41	214	3	1.77	492	13.95	0.38	S19	Infill
Including	57.23	57.79	213	0.56	0.33	1,422	73.94	0.44
ZK0206A01	193.85	194.75	134	0.9	0.46	190	6.72	6.87	S2W2	Test
ZK09S8004	155.46	157.13	201	1.67	1.58	147	0.49	0.12	S8	Test
ZK09S8006	149.31	149.99	149	0.68		77	0.37	1.58	New zone, to be named	Test
	219.92	220.63	93	0.71	0.47	171	9.40	3.19	S8	Test
ZK0711	146.31	149.94	184	3.63	3.15	125	0.50	0.2	S7-1	Stepout
ZK03S1901	245.13	245.87	323	0.745	0.54	51	1.86	3.53	S19	Infill
ZK01S1901	58.09	59.03	433	0.94	0.9	347	4.3	1.06	S16W2	Test
	198.72	199.28	385	0.56	0.53	20	0.17	3.81	S19E	Test
	231.64	232.64	374	1	0.95	138	2.4	2.63	S19	Test
ZK3A11	37.12	38.85	253	1.73	1.19	596	2.31	0.42	S19	Test
	182.33	184.37	199	2.04	1.93	1,000	2.03	5.24	S7-1	Stepout
Including	182.33	183.67	199	1.34	1.27	1,496	2.81	7.24
ZK01S1902	263.62	265.78	289	2.16	1.63	301	6.07	0.53	S19	Test
ZK1A11	214.21	215.61	156	1.4	1.1	275	0.43	0.31	S7-2	Stepout
	233.14	233.8	146	0.66	0.5	303	0.66	0.79	S7-1	Stepout
ZK05S1901	51.75	54.20	436	2.45	1.75	150	1.43	3.61	S16W1	Infill
	281.05	281.63	357	0.58	0.44	1,725	5.07	7.08	S19	Stepout
ZK1A12	57.32	58.15	224	0.83	0.41	172	9.11	0.78	S19	Test
ZK07S8010	256.53	257.71	52	1.18	0.62	228	1.71	0.83	S8W	Test
ZK5S8002	26.46	27.02	627	0.56	0.53	215	4.18	4.73	S7-1	Test
ZK03S7-111	66.47	70.41	212	3.94	2.19	422	18.92	0.32	S19	Test
Including	67.53	69.03	211	1.5	0.83	837	49.64	0.76
	278.01	278.65	40	0.64	0.4	753	6.87	2.58	S7-1	Test
	285.56	287.19	34	1.63	1.08	308	0.69	4.06	S7-1E	Test
ZK03S7-112	86.7	89.4	188	2.7	1.14	190	5.21	1.13	S19	Test
	306.76	307.47	-9	0.71	0.39	67	0.20	3.00	S7-2	Test
	341.39	342.03	-40	0.64	0.33	22	3.15	1.66	S7-1	Test

ZK7AS8003	182.93	184.14	165	1.21	0.81	249	8.93	0.89	S8	Test
ZK12A7502	243.7	245.16	70	1.46	1.17	174	2.36	0.92	S7E	Test
ZK5808	214.77	215.74	191	0.97	0.34	108	0.73	1.08	S16E	Test
ZK7AS8005	203.56	205.09	103	1.53	0.84	164	1.80	0.41	S8W	Test
ZK3A14	307.64	310.81	-5	3.17	2.19	124	0.23	7.17	S7-1	Test
ZK7S8003	22.27	22.8	630	0.53	0.39	55	0.24	9.30	S7-1	Test

*Infill: intersections within previous lower-category resource blocks for resource upgrade;
**Stepout: intersections adjacent to existing resource blocks for resource expansion;
***Test: intersections in open areas without known mineralized intersections nearby.

Table 2: Selected mineralized zones exposed by exploration tunneling at the SGX Mine in the first three quarters of 2015

Drift Tunnel	Target Vein	Elevation (m)	Length (m)	Average Width (m)	Ag g/t	Pb %	Zn %
XPD-S2-520-2NYM	S2	520	35	0.41	330	2.00	4.41
CM105-S2-260-12SYM	S2	260	60	1.10	900	20.05	4.34
CM105-S2-260-14NYM	S2	260	65	0.74	576	7.75	4.90
PD16-S2-260-6ASYM	S2	260	60	0.51	130	3.19	0.38
CM105-S2-220-12SYM	S2	220	75	0.84	663	12.35	1.31
CM105-S2-220-14NYM	S2	220	90	0.87	345	8.70	1.12
PD16-S2W-400-2ANYM	S2W	400	40	0.46	178	2.31	1.17
CM105-S2W2-260-12ANYM	S2W2	260	62	0.95	143	3.61	3.83
PD16-S4-400-8NYM	S4	400	75	0.45	290	3.55	7.28
PD16-S4-350-8ANYM	S4	350	65	0.50	312	2.43	7.62
PD16-S4-300-8NYM	S4	300	30	0.58	245	1.21	5.12
PD16-S6-450-10NYM	S6	450	85	0.37	116	1.49	1.46
PD16-S6-260-4ANYM	S6	260	31	0.52	238	4.08	1.14
CM105-S6E1-260-12ANYM	S6E1	260	80	0.55	355	5.06	4.77
CM105-S6E1-220-12SYM	S6E1	220	55	0.46	201	3.49	2.49
PD750-S7-750-0SMW-ECM14	S7	750	127	1.13	205	2.44	4.31
CM105-S7-260-8ANYM	S7	260	65	0.84	187	4.33	0.41
PD700-S7-1-450-13ANYM	S7-1	450	27	0.98	140	4.95	2.09
PD700-S7-1-450-15ASYM	S7-1	450	25	0.88	106	7.82	2.22
PD700-S7-1-400-11SYM	S7-1	400	20	0.53	216	2.24	4.77
XPD-S7-1-300-3SYM	S7-1	300	80	1.13	303	8.91	2.11
XPD-S7-1E-300-5SYM	S7-1E	300	45	0.72	218	6.30	6.47
CM102-S7-2-400-4ASYM	S7-2	400	108	0.61	155	3.98	1.70
CM101-S7-2-350-1BSYM	S7-2	350	56	0.80	63	2.44	4.84
CM102-S8-480-14NYM	S8	480	60	0.89	36	4.56	2.16
CM101-S8-400-SYM	S8	400	53	0.95	422	7.26	2.29
CM102-S8-350-2ASYM	S8	350	30	0.85	114	1.14	1.95
CM102-S8E-440-2ASYM	S8E	440	105	0.83	139	1.12	5.40
CM102-S8E-400-4SYM	S8E	400	55	0.57	104	3.65	4.72

XPD-S14-520-4SYM	S14	520	40	0.83	347	7.62	1.11
XPD-S14-520-2BNYM	S14	520	110	0.58	522	6.59	0.84
CM105-S14-220-12SYM	S14	220	70	0.76	872	8.65	1.05
CM105-S14-220-12NYM	S14	220	20	0.59	112	2.71	1.70
PD16-S14-2-450-8NYM	S14-2	450	35	0.40	107	0.64	7.60
CM102-S14-555-NMW	S14E-branch	555	15	0.65	583	9.04	3.38
PD690-S16W2-690-12NYM	S16W2	690	45	0.92	190	4.85	0.83
CM101-S16W2-400-1ASYM	S16W2	400	40	0.73	113	2.62	7.61
CM101-S16W2-400-1ANYM	S16W2	400	50	0.52	112	2.10	8.21
PD700-S19-570-13NYM	S19	570	50	0.44	225	7.77	3.72
PD700-S19-530-17NYM	S19	530	25	0.87	265	7.30	1.50
PD700-S19-530-13ANYM	S19	530	95	0.67	296	5.71	1.46
PD700-S19-490-15NYM	S19	490	100	0.97	430	5.55	3.95
CM101-S19-350-8SYM	S19	350	40	1.02	180	6.96	0.19
CM105-S19-300-10SYM	S19	300	35	1.06	209	5.15	0.18
XPD-S19-300-3SYM	S19	300	45	0.97	322	7.28	2.06
XPD-S19-260-7SYM	S19	260	20	0.56	136	3.68	0.63
CM105-S21-260-8ANYM	S21	260	25	0.75	104	3.35	1.43
CM101-S21W1-350-8ANYM	S21W1	350	40	1.01	371	8.16	1.41
CM101-S21W1branch-350-8ANYM	S21W1branch	350	20	0.70	573	17.99	0.25
CM105-S22-260-8ASYM	S22	260	10	0.50	350	8.13	0.56
PD16-S29-350-2ANYM	S29	350	20	0.39	191	3.65	2.26
PD16-S29-350-0SYM	S29	350	40	0.57	564	3.97	12.99

Longitudinal sections for the veins showing the location of the drilling results in this news release are available at the following Company link:

http://www.silvercorpmetals.com/English/projects/ying-mining-district/lm-mine/Long-Sections. - See more at: http://www.silvercorpmetals.com/news/news-release-details/2014/Silvercorp-Reports-High-Grade-Zones-at-the-SGX-Mine-Ying-Mining-District-China/default.aspx#sthash.SWfPbH9U.dpuf

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Testing and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, and the Zhenzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and both labs are ISO9000 certified analytical lab. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical service. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept at the laboratory archives. A 0.5g pulp sample is treated with two-acid digestion and assayed for silver, lead, zinc and copper with AAS.

A routine quality assurance/quality control procedure is adopted at each lab to monitor the analytical quality at the lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Ruijin Jiang, P. Geo. reviewed the exploration data and prepared the scientific and technical information regarding exploration results contained herein. Alex Zhang, P. Geo, VP exploration of the Company, is the Qualified Person on the project as defined under National Instrument 43-101 and he has verified and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Lorne Waldman
Senior Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2014 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.